UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐                    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2007, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on October 31, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, October 30, 2007

Comisión Nacional de Valores

Attention: Dr. Fernando J. De Candia Ochoa

President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to be submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended September 30, 2007, which includes its respective notes, that are presented comparative to the previous year ago period (2006).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer
Cantv

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Financial Statements

(Unaudited)

as of September 30, 2007 and 2006 and for the nine months ended September 30, 2007 and 2006

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Balance Sheet (Unaudited)

September 30, 2007 and 2006

(In millions of bolivars)	Note	2007	2006
Assets
Non-current assets
Property, plant and equipment, net	6	3,963,950	3,496,188
Cellular concession, net	4	140,145	145,827
Long-term accounts receivable from Venezuelan Government entities	11	44,548	43,000
Deferred income tax	18	1,391,724	973,658
Information systems (software), net	7	503,181	409,735
Other assets	8	44,468	116,926

Total non-current assets		6,088,016	5,185,334

Current assets
Other current assets	9	128,097	102,225
Inventories, spare parts and supplies, net	10	531,046	466,945
Accounts receivable from Venezuelan Government entities	11	278,040	220,851
Accounts receivable, net	12	1,409,033	860,589
Cash and temporary investments	13	988,167	1,499,182

Total current assets		3,334,383	3,149,792

Total assets		9,422,399	8,335,126

Stockholders’ equity and liabilities
Stockholders’ equity
Capital stock	14	2,151,299	2,151,299
Additional paid-in capital	14	705	32,158
Legal reserve	14	215,130	215,130
Translation adjustment and other	14	—	240
Workers’ benefit shares	14	(18,574)	(81,410)
Retained earnings	14	1,823,890	1,548,527

Attributable to equity holders of the Company		4,172,450	3,865,944
Minority interest in subsidiary		3,360	2,751

Total stockholders’ equity		4,175,810	3,868,695

Liabilities
Non-current liabilities
Long-term debt	15	10,084	29,559
Provision for litigation	20	190,431	147,741
Pension and other post-retirement benefit obligations, net	16	1,612,425	1,404,957

Total non-current liabilities		1,812,940	1,582,257

Current liabilities
Current portion of the long-term debt	15	20,169	33,815
Accounts payable		2,151,681	1,580,375
Accrued employee benefits		228,288	197,461
Current portion of pension and other post-retirement benefit obligations, net	16	265,277	334,415
Income tax payable		149,393	85,213
Dividends payable, including minimum dividend required by law		—	137,481
Deferred revenue		326,369	227,724
Other current liabilities	17	292,472	287,690

Total current liabilities		3,433,649	2,884,174

Total liabilities		5,246,589	4,466,431

Total stockholders’ equity and liabilities		9,422,399	8,335,126

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Statement of Operations (Unaudited)

Nine months ended September 30, 2007 and 2006

(In millions of bolivars, except information per share and per ADS)	Note	2007	2006
Operating revenues
Local services		710,353	676,008
Domestic long distance		231,033	211,041

Local and domestic long distance		941,386	887,049

International long distance		122,958	97,434
Net settlements		(12,309)	(4,940)

International long distance		110,649	92,494
Fixed-to-mobile outgoing calls		761,535	663,057
Interconnection incoming		64,849	68,418
Data transmission		624,908	482,863
Other wireline-related services		268,739	174,103

Total wireline services		2,772,066	2,367,984
Wireless services		2,488,903	1,844,450
Wireless equipment sales		477,265	353,429

Total wireless services		2,966,168	2,197,879
Other		280,371	209,585

Total operating revenues		6,018,605	4,775,448

Operating expenses
Labor and benefits		1,128,489	864,315
Operations, maintenance, repairs and administrative		1,382,669	1,026,261
Cost of sales of wireless equipments		1,050,066	765,860
Provision for uncollectibles	12	63,936	47,194
Interconnection costs		550,176	469,175
Depreciation and amortization	4, 6 and 7	711,283	640,432
Concession and other taxes	4 and 18	354,421	298,585
Other (income) expense, net		(73,361)	16,295

Total operating expenses		5,167,679	4,128,117

Operating income		850,926	647,331

Interest income and exchange loss, net
Interest income		33,065	65,824
Interest expense		(6,369)	(9,603)
Exchange loss, net		(1,046)	(865)

Total interest income and exchange loss, net		25,650	55,356

Income before income tax		876,576	702,687

Income tax (provision) benefit
Current	18	(241,411)	(101,641)
Deferred	18	224,032	143,427

Income tax benefit (provision)		(17,379)	41,786

Net income		859,197	744,473

Net income attributable to
Equity holders of the Company		857,753	743,647
Minority interest in subsidiary		1,444	826

Net income		859,197	744,473

Basic and diluted earnings per share		1,109	959

Basic and diluted earnings per ADS (based on 7 shares per ADS)		7,760	6,716

Weighted average shares outstanding (in millions)		775	776

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

Nine months ended September 30, 2007 and 2006

		Attributable to equity holders of the Company
(In millions of bolivars)	Note	Capital stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefits shares	Retained earnings	Minority interest in subsidiary	Total stockholders’ equity
Balance as of December 31, 2005		2,151,299	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069
Net income (nine months)		—	—	—	—	—	743,647	826	744,473
Dividends declared and approved	14	—	—	—	—	—	(541,515)	(1,763)	(543,278)
Workers' benefit shares		—	(891)	—	—	573	(1,243)	9	(1,552)
Valuation of available for sale investments, net of realization	3 (y)	—	—	—	(17)	—	—	—	(17)

Balance as of September 30, 2006		2,151,299	32,158	215,130	240	(81,410)	1,548,527	2,751	3,868,695
Net income (three months)		—	—	—	—	—	383,773	2,129	385,902
Dividends declared and approved	14	—	—	—	—	—	(238,271)	—	(238,271)
Minimum dividend to be declared		—	—	—	—	—	(725,779)	—	(725,779)
Workers' benefit shares		—	(253)	—	—	(1,634)	1,243	(9)	(653)
Valuation of available for sale investments, net of realization	3 (y)	—	—	—	(240)	—	—	—	(240)

Balance as of December 31, 2006		2,151,299	31,905	215,130	—	(83,044)	969,493	4,871	3,289,654
Net income (nine months)		—	—	—	—	—	857,753	1,444	859,197
Dividends declared and approved	14	—	—	—	—	—	(712,372)	(2,955)	(715,327)
Reverse of minimum dividend to be declared	14	—	—	—	—	—	725,779	—	725,779
Workers' benefit shares		—	(31,200)	—	—	64,470	(16,763)	—	16,507

Balance as of September 30, 2007		2,151,299	705	215,130	—	(18,574)	1,823,890	3,360	4,175,810

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Statement of Cash Flows (Unaudited)

Nine months ended September 30, 2007 and 2006

(In millions of bolivars)	Note	2007	2006
Cash flows provided by operating activities
Net income		859,197	744,473
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange loss, net		1,046	865
Minority interest in subsidiary		(1,444)	(826)
Depreciation and amortization	4, 6 and 7	711,283	640,432
Current income tax provision	18	241,411	101,641
Deferred income tax (benefit)	18	(224,032)	(143,427)
Provision for pension and other post-retirement benefits	16	425,384	267,000
Provision for inventories obsolescence	10	(19,592)	42,620
Provision for litigation	20	31,902	20,369
Provision for uncollectibles	12	63,936	47,194
Changes in current assets and liabilities -
Accounts receivable		(540,866)	(220,940)
Accounts receivable from Venezuelan Government entities		(91,175)	(32,756)
Inventories, spare parts and supplies		169,685	(197,310)
Other current assets		139,353	(15,539)
Accounts payable		89,740	418,379
Accrued employee benefits		110,118	104,853
Current portion of pension and other post-retirement benefit obligations, net of contributions		23,002	(14,117)
Income tax payable		(246,000)	(93,780)
Deferred revenues		54,934	43,206
Other current liabilities		12,628	(23,255)
Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		11,308	21,377
Other assets		113,614	(45,315)
Provision for litigation		(11,724)	(7,141)
Pension and other post-retirement benefit obligations		(164,522)	(92,209)

Net cash provided by operating activities		1,759,186	1,565,794

Cash flows used in investing activities
Acquisition of information systems (software)	7	(127,646)	(124,291)
Acquisition of property, plant and equipment	6	(890,722)	(609,276)
Disposal of information systems (software) and other	7	(1,428)	4,387
Disposal of property, plant and equipment and other	6	22,320	12,498

Net cash used in investing activities		(997,476)	(716,682)

Cash flows used in financing activities
Proceeds from borrowings		—	6,237
Payments of debt		(28,906)	(47,447)
Dividends paid		(913,131)	(405,797)
Purchase of shares for workers’ benefit fund, net		16,507	(1,552)

Net cash used in financing activities		(925,530)	(448,559)

(Decrease) increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		(163,820)	400,553
Effect of exchange rate changes on cash and temporary investments		—	—

(Decrease) increase in cash and temporary investments		(163,820)	400,553
Cash and temporary investments
Beginning of the period		1,151,987	1,098,629

End of the period	13	988,167	1,499,182

Supplementary information
Unpaid dividends		—	137,481

Cash paid during the period for
Interest		1,778	4,909

Income tax		356,404	5,871

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1.	Explanation Added for Translation into English

The interim consolidated financial statements were originally issued in Spanish for statutory purposes in Venezuela and have been translated into English only for the convenience of foreign readers.

2.	Company Background

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone services, as well as private networks, data, public telephony and rural services. In addition, CANTV and its consolidated subsidiaries (together referred to below as the Company) provide other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV is a “compañía anónima” incorporated in Venezuela on June 20, 1930. CANTV’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV. On May 21, 2007, the Government of the Bolivarian Republic of Venezuela (the Government) took operating control of the Company, after acquiring 86.2% of CANTV’s outstanding common shares (Note 14 (b)—Stockholders’ Equity—Capital stock).

The Company’s shares are listed on the Caracas Stock Exchange.

3.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the interim consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

The accounting principles and policies for the preparation of the interim consolidated financial statements as of September 30, 2007, are consistent with the preparation of the annual consolidated financial statements as of December 31, 2006.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

a) Basis of presentation

The interim consolidated financial statements have been prepared in accordance with International Accounting Standards No. 34 (IAS 34) “Interim Financial Reporting”. The information contained in these interim financial statements should be read in conjunction with the consolidated financial statements as of December 31, 2006, approved by the Board of Directors on February 15, 2007.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007, or later periods:

Standards, amendments and interpretations effective for annual consolidated financial statements ended on December 31, 2007

-	International Financial Reporting Standard No. 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007) (IFRS 7). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s will apply IFRS 7 and the revision of IAS 1 beginning January 1, 2007, if its financial instruments would require it.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007 or later periods but that the Company has not early adopted:

-	International Financial Reporting Standard No. 8, “Operating segments” (effective from January 1, 2009) (IFRS 8). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14 “Segment reporting”. The Company will apply IFRS 8 from January 1, 2009.

-	IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s operations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

-	IAS 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on January 1, 2009). IAS 23 (Amendment) eliminates the option to recognize immediately as an expense all borrowing costs related to the assets that take a substantial period of time to get ready for their intended use or sale, therefore, they should be capitalized as part of the cost of that asset. Qualifying assets measured at fair value are excluded from the scope of NIC 23 (Amendment). The Company will apply IAS 23 from January 1, 2009.

Interpretations to existing standards that are not yet relevant for the Company’s operations

The following interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007 or later periods, but are not relevant for the Company’s operations:

-	IFRIC 11, Group and treasury share transactions.

b) Use of estimates in the preparation of financial statements

The preparation of interim consolidated financial statements, in conformity with IAS 34, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The interim consolidated financial statements have been prepared based on estimates and assumptions determined based on the Company’s current business plan. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of September 30, 2007.

Significant judgments and main assumptions made in the application of accounting principles are indicated in sections “c”, “f”, “h”, “k”, “m”, “n”, “p”, “r” and “t” of this note.

c) Adjustment for inflation

Items included in the financial statements of each one of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). IAS 29, “Financial reporting in hyperinflationary economies”, is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of the Company is the Venezuelan bolivar (Bs).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a.	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b.	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c.	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d.	Interest rates, wages and prices are linked to a price index.

e.	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

Three-year cumulative inflation for the years ended December 31, 2006 and 2005 was 59.4% and 73.2%, respectively. For the nine months ended September 30, 2007 and 2006, inflation was 10.9% and 12.5%, respectively.

d) Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding position of more than 50% of the voting rights.

The interim consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 14 (c) - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 21 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation

Property, plant and equipment are recorded at acquisition or construction cost. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. The Company capitalizes the estimated cost for asset retirement which is depreciated in their remaining

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

useful lives. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and significant renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s interim consolidated statement of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets. Land is not depreciated.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

During the first quarter of 2006 and 2007, the Company performed an analysis of useful lives. The most significant changes were made for new additions, mainly in the plant category, resulting in a shorter useful life for commutation, transmission and data. The remaining useful lives of assets already installed remained unchanged. The Company’s management considers that as of September 30, 2007 and 2006, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of September 30, 2007.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as other expense (income), net in the interim consolidated statement of operations.

The estimated useful lives as of September 30, 2007 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications
Transmission equipment	5 to 15
Access network	10 to 32
Commutation equipment	4 to 13
Other	3 to 20
Wireless telecommunications
Data transmission	5 to 6
Commutation equipment	3 to 6
Radio bases	3 to 7
Other	3 to 7
Other telecommunications services	2 to 13
Buildings and facilities	3 to 30
Furniture and equipment	5 to 10
Vehicles	4 to 5

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

g) Computer software and amortization

This account includes computer systems (software) acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve their capabilities is capitalized as assets and classified as information systems. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits. Post-implementation and operation expenses are recognized as an expense.

Amortization is calculated using the straight-line method over the estimated useful lives which are between three and seven years.

The Company, through its business units, performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improve asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other activities that could be considered research and development.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management, based on its current business plan, considers that there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as financial assets for “trading” and “available for sale” and are recorded at their realizable or fair value.

An investment is classified as “trading” if acquired principally for the purpose of selling in the short term and measured at fair value. Gains or losses arising from changes in fair value are presented in the interim consolidated statement of operations within other expense (income), net caption.

“Available for sale” investments are measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under translation and other adjustments, until their sale.

If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables from Venezuelan Government entities that are expected to be collected after one year are adjusted at their present value at origination date. When an account receivable is uncollectible, it is written off against the provision for uncollectible accounts. Subsequent recoveries of amounts previously written off are credited as other income (expense), net in the interim consolidated statement of operations.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of September 30, 2007 and 2006 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. These investments are recorded at their fair value. Foreign exchange gain (loss) on cash and temporary investments are reflected as a separate caption in the interim consolidated statement of cash flows.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

m) Provision for litigation

The Company’s management records a provision for those contingencies and/or litigation, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 20 (c)—Commitments and contingencies—Litigation and provision for litigation). The Company’s management believes that the provision for litigation recorded as of September 30, 2007 and 2006 is adequate and proper to cover the identified risks. However, the provision is based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for wireline services, wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor. Generally equipments are sold below their cost and no gain is obtained from the sale. The Company does not have obligations of returns for excess inventories with the distributors.

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

Amounts related to prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire in one year after being activated by the customer. Unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenues on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenues when the obligations to the customers are fulfilled, which is at the time of the distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Late payment charges are recognized as revenues when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight line method.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers for wireline service activation are recorded as a liability when reimbursable (Note 17—Other current liabilities).

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment sales to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

Costs and expenses related to the publication of directories, including production and printing costs and selling and distribution costs are recognized upon publication and distribution of the directories.

The Company, through its business units, performs multiple market studies to identify new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered to be research and development costs.

Advertising is recognized as operating expenses as incurred. Advertising expense for the nine months ended September 30, 2007 and 2006 was Bs. 102,894 and Bs. 70,271, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 18-Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years.

The Company records income taxes in accordance to International Accounting Standard No. 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) Temporary differences due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax is provided for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible expenses in future years.

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary.

Employee entitlements to annual compensated leave are accrued as earned by the employees.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 14 (c) - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted.

The Company does not grant stock purchase options, except for the option mentioned in Note 14 (d) - Stockholders’ equity - Stock option.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using the projected credit method and nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 16 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 16 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized conservatively and consistently over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions, including estimates of the present value of projected future pension payments to plan participants, considering the likelihood of potential future events, such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments, for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics and market indicators.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

s) Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs. 2,150 per US$1 as of September 30, 2007 and 2006 (Note 5 - Balances in foreign currency and Note 22 - Exchange controls). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net shown in the accompanying interim consolidated statement of operations. The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

During the nine months ended September 30, 2007 and 2006 there was no official devaluation of the bolivar.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that carrying amounts of CANTV and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as embedded derivatives. The Company records transactions with financial instruments at their transaction date.

Financial instruments that qualify as derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value through profit and loss, based on current market value.

The Company does not have financial instruments that qualify for designation as derivatives.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Other financial instruments include investments in Government bonds denominated in bolivars and U.S. dollars. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 11 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

v) Earnings per share

Earnings per share is calculated by 776,288,373 and 776,020,986 average common shares outstanding on September 30, 2007 and 2006, respectively. This number of shares excludes workers’ benefit shares, which are considered as treasury stock for accounting purposes. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

In addition, the Company recognizes in its annual consolidated financial statements a liability for the minimum dividends to be declared according to the Venezuelan Capital Markets Law.

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

Currently, the Company’s maintains one debt agreement denominated in Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 22 - Exchange controls).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in stockholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the nine months ended September 30, 2007 and 2006, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale.

4.	Concessions and Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession Agreement (referred to as the Concession), the Telecommunications Law enacted in 2000 (referred to as the Telecommunications Law) and its Regulations.

The Telecommunications Law and its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela, which establish that suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Government.

The Comisión Nacional de Telecomunicaciones (CONATEL) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of the Popular Power for Telecommunications and Information Technology, created by presidential decree in September 1991, which has, among others, the authority to manage, regulate and control the use of limited resources for telecommunications services, grant administrative licenses and concessions, recommend the approval of tariffs and collection of taxes, as well as the promotion and protection of free competition together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendence for the Promotion of Free Competition).

Concession Agreement

CANTV entered into a Concession Agreement with the Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 4 (c) - Concessions and regulation - Regulation - Competition). Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 20 (d) - Commitments and contingencies - Concessions mandates).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years (ending in 2026), and is renewable, with no cost, for an additional period of 20 years, subject to the approval of the Government and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a concession tax. Beginning January 2001, the Company is required to pay up to 4.8% of gross revenues (Note 4 (a) - Concessions and regulation - Regulation - Tax regime). These expenses are presented in the accompanying interim consolidated statement of operations as concession and other taxes totaling Bs. 115,873 and Bs. 91,961 for the nine months ended September 30, 2007 and 2006, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of September 30, 2007, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through September 30, 2007 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Government and CANTV.

On May 21, 2007, the Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, took operating control of the Company, after acquiring the majority of CANTV’s outstanding common shares (Note 14 (b) - Stockholders’ Equity - Capital stock), without changing the terms of the Concession, which remain in effect until its expiration date, despite that CONATEL is under direction of the same ministry that controls the Company.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the Cellular Concession) from the Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance of the obligations established in the Cellular Concession. The amount paid for the acquisition of the Cellular Concession is being amortized over 40 years using the straight-line method. As of September 30, 2007 and 2006, accumulated amortization is Bs. 90,621 and Bs. 84,940, respectively. Amortization expense was Bs. 4,261 for each one of the nine month periods ended September 30, 2007 and 2006.

The Cellular Concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through September 30, 2007, no penalties have been imposed on Movilnet.

Upon any termination of the Cellular Concession, all of Movilnet’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Cellular Concession would be forfeited to the Government in exchange for a payment equal to the value of such assets recorded for income tax purposes. The net tax value of Movilnet’s assets as of September 30, 2007, on such basis was Bs. 2,598,142.

Beginning in 2001, the tax regime applicable to cellular telephony service operators is up to 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Concessions and regulation - Regulation - Tax regime). These expenses are presented in the accompanying interim consolidated statement of operations as concession and other taxes totaling Bs. 131,603 and Bs. 101,243 for the nine months ended September 30, 2007 and 2006, respectively.

On May 21, 2007, the Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, took operating control of the Company, after acquiring the majority of CANTV’s outstanding common shares Note 14 (b) - Stockholders’ Equity - Capital stock), without changing the terms of the Cellular Concession, which remain in effect until its expiration date, despite that CONATEL is under direction of the same ministry that controls the Company.

Value-Added Services Concession

On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years and is renewable for an additional 10-year period, subject to certain conditions.

Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services. Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net (Note 4 (a) - Concession and Regulation - Regulation - Tax regime). These expenses are presented in the accompanying interim consolidated statements of operations as concession and other taxes totaling Bs. 11,109 and Bs. 8,349 for the nine months ended September 30, 2007 and 2006, respectively.

On May 21, 2007, the Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, took operating control of the Company, after acquiring the majority of CANTV’s outstanding common shares (Note 14 (b) - Stockholders’ Equity - Capital stock), without changing the terms of the Value Added Services Concession, which remain in effect until its expiration date, despite that CONATEL is under direction of the same ministry that controls the Company.

Regulation

a) Tax regime

Since 2001 the Telecommunications Law adopted the tax regime applicable to all telecommunications service operators based on gross revenue. This tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005 when it was eliminated.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

Since the enactment of the Telecommunications Law and its Regulations in 2000, CONATEL has established maximum tariffs as part of agreements with CANTV. These agreements include, in addition to the definition of price-caps for each telecommunication service, several issues, including: definition of the compound index of adjustment tied to the Wholesale Price

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar, establishment of schemes for extraordinary adjustments allowing additional adjustments to established tariffs in case of deviations in the projected macroeconomic variables included in the compound index of tariff adjustment, changes in residential plans and migration of clients between residential plans, as well as the possibility of incorporation of new proposals of additional plans.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Government, as a supplementary measure to the new exchange controls regime, instituted price controls for all products considered as essential needs, including residential fixed telephone services. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003 for residential services. In addition, this situation has affected the tariff increases in non-residential and public telephony since 2004.

Beginning August 15, 2007, CANTV reduced its fixed to mobile tariffs in average 20%, as part of its new corporate strategy, and to support the new interconnection legal framework that CONATEL will issue in the next months.

Currently, CANTV and CONATEL are reviewing tariff issues for basic services, including, among others, development of new tariff proposal for the inclusion of plans for economic sectors with lower resources, and the study, design al implementation of a new regulatory tariff regime for basic services.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession. CONATEL granted multi-service concessions to Infonet Redes de Información C.A. (Infonet), Corporación Digitel, C.A. (Digitel) and Digicel, C.A. (Digicel) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A. (New Global Telecom), Totalcom Venezuela, C.A.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

(Totalcom), Etelix.com, C.A. (Etelix), Telcel, C.A. (Movistar), Entel Venezuela, C.A. (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Intercall, C.A. (Intercall) and Corporación Telemic, C.A. (Intercable), most of which offer the service by means of prepaid cards (calling cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

d) Universal Service Fund

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. These funds are created by CONATEL from the contributions made by telecommunications companies as part of the telecommunications taxes.

The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas.

The Telecommunications Training and Development Fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

In May 2006, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the connectivity of the civil records’ and notaries’ offices with the General Office of Civil Records and Notary Offices of the Ministry of the Popular Power for Interior Affairs and Justice. In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (ONIDEX) (National Office of Identification and Immigration). The funding for this infrastructure of both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met and subject to certain conditions.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

5.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of September 30, 2007 and 2006 as shown below:

(Expressed in millions of U.S. dollars)	2007	2006
Cash and temporary investments	49	168
Accounts receivable, net	26	27
Other assets	18	44
Accounts payable	(634)	(454)
Debt obligations	(14)	(29)

Net liability position in foreign currency	(555)	(244)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 22 - Exchange controls).

The Company conducted purchase-sale and exchange transactions with securities in bolivars and foreign currency, originating a net income of Bs. 70,961 during the nine months ended September 30, 2007, and a net loss of Bs. 16,086 during the nine months ended September 30, 2006, shown in other expense (income), net in the interim consolidated statement of operations (Note 22 - Exchange controls)

6.	Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of the nine months ended September 30, 2007 and 2006 is as follows:

	December 31, 2006	Additions	Disposals and other	Transfers	September 30, 2007
Cost
Plant
Wireline telecommunications	12,132,881	20,467	(261,974)	173,511	12,064,885
Wireless telecommunications	1,807,816	38,900	(1,060)	133,273	1,978,929
Other telecommunications services	44,428	30	—	—	44,458
Buildings and facilities	3,114,475	14,214	(6,315)	46,568	3,168,942
Furniture and equipment	630,747	7,420	(5,334)	44,431	677,264
Vehicles	71,993	11,668	(4,258)	—	79,403
Land	74,677	161	(119)	—	74,719
Construction work in progress	201,486	797,862	(8,930)	(397,783)	592,635

	18,078,503	890,722	(287,990)	—	18,681,235

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	December 31, 2006	Expense	Disposals and other	September 30, 2007
Accumulated depreciation
Plant
Wireline telecommunications	(10,501,314)	(304,732)	249,667	(10,556,379)
Wireless telecommunications	(902,511)	(176,953)	141	(1,079,323)
Other telecommunications services	(40,142)	(2,394)	—	(42,536)
Buildings and facilities	(2,410,123)	(63,889)	1,969	(2,472,043)
Furniture and equipment	(450,342)	(65,342)	9,761	(505,923)
Vehicles	(59,334)	(5,879)	4,132	(61,081)

	(14,363,766)	(619,189)	265,670	(14,717,285)

Net book value	3,714,737			3,963,950

	December 31, 2005	Additions	Disposals and other	Transfers	September 30, 2006
Cost
Plant
Wireline telecommunications	12,200,315	9,329	(68,340)	111,632	12,252,936
Wireless telecommunications	1,294,575	21,264	(62,444)	237,173	1,490,568
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	10,717	(643,014)	32,564	2,420,802
Furniture and equipment	526,172	5,345	686,979	18,238	1,236,734
Vehicles	86,003	2,177	(14,811)	—	73,369
Land	72,020	3,040	1,078	—	76,138
Construction work in progress	181,799	557,404	(10,896)	(399,607)	328,700

	17,425,847	609,276	(111,448)	—	17,923,675

	December 31, 2005	Expense	Disposals and other	September 30, 2006
Accumulated depreciation
Plant
Wireline telecommunications	(10,361,753)	(355,595)	66,911	(10,650,437)
Wireless telecommunications	(736,328)	(113,878)	502	(849,704)
Other telecommunications services	(36,602)	(2,678)	(22)	(39,302)
Buildings and facilities	(2,348,346)	(60,787)	18,020	(2,931,113)
Furniture and equipment	(388,523)	(45,759)	(890)	(435,172)
Vehicles	(71,232)	(4,956)	14,429	(61,759)

	(13,942,784)	(583,653)	98,950	(14,427,487)

Net book value	3,483,063			3,496,188

As of September 30, 2007 and 2006, the balance of fully depreciated assets was Bs. 11,141,022 and Bs. 10,251,509, respectively. As of September 30, 2007 and 2006, 92% and 94%, respectively, of the fully depreciated assets relate to wireline telecommunications.

Labor and other allocable costs included under construction work in progress amounted to Bs. 27,944 and Bs. 24,471 for the nine months ended September 30, 2007 and 2006, respectively.

As of September 30, 2007 and 2006, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

7.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the nine months ended September 30, 2007 and 2006 is as follows:

	2007	2006
Cost
Beginning of the period	1,625,769	1,437,000
Additions	127,646	124,291
Disposals and other	1,447	(6,225)

End of the period	1,754,862	1,555,066

Accumulated amortization
Beginning of the period	(1,163,829)	(1,094,651)
Expense	(87,833)	(52,518)
Disposals and other	(19)	1,838

End of the period	(1,251,681)	(1,145,331)

Net book value	503,181	409,735

As of September 30, 2007 and 2006, the balance of fully amortized information systems (software) was Bs. 1,010,181 and Bs. 919,353, respectively.

8.	Other Assets

Other assets as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Warranty deposits to suppliers	38,620	96,939
Special protection trust (Note 16 - Retirement benefits)	—	17,656
Assets held for sale	4,827	1,506
Other	1,021	825

	44,468	116,926

Warranty deposits to suppliers were granted to foreign suppliers while the Company obtains the foreign currency required to make payments for imports and services pursuant to the current exchange control regime (Note 22 - Exchange control).

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

9.	Other Current Assets

Other current assets as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Value-added tax credits, net (Note 18 - Taxes)	47,495	24,328
Short-term investments	40,933	35,034
Prepaid expenses	23,185	30,150
Deferred telephone directories costs (Note 3 (o) - Summary of significant accounting principles and policies - Cost and expense recognition)	11,680	11,999
Other	4,804	714

	128,097	102,225

10.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Network equipment inventories	309,651	182,767
Equipment for sale	344,662	376,265
Prepaid cards for sale	7,429	6,227

	661,742	565,259
Less: Allowance for obsolescence and net realizable value of equipment for sale	(130,696)	(98,314)

	531,046	466,945

Sales and inventory equipment for sale balances increased substantially during the period the current exchange controls regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the nine months ended September 30, 2007 and 2006 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2007	2006
Balance at beginning of period	155,743	56,486
Expense of the period	(19,592)	42,620
Write-off	(5,455)	(792)

Balance at the end of period	130,696	98,314

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

11.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities).

On May 21, 2007, the Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, took operating control of the Company, after acquiring the majority of CANTV’s outstanding common shares (Note 14 (b) - Stockholders’ Equity - Capital stock).

Government entities generated approximately 6% and 8%, respectively, of the Company’s interim consolidated revenues for nine months ended September 30, 2007 and 2006.

The following table shows accounts receivable from Government entities as of September 30, 2007 and 2006:

	2007	2006
Total accounts receivable from Venezuelan Government entities	348,806	288,573
Less: Present value adjustment	(26,218)	(24,722)
Less: Long-term portion	(44,548)	(43,000)

	278,040	220,851

During the nine months ended September 30, 2007 and 2006, changes in accounts receivable from Government entities are shown below:

	2007	2006
Balance at the beginning of period	269,062	272,813
Billings	376,577	379,759
Collections and adjustments	(296,833)	(363,999)

Balance at the end of period	348,806	288,573

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to try to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these accounts receivable. These amounts depend on annual budgets for current usage and on payments of extraordinary usage.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During the nine months ended September 30, 2007 and 2006, the Company has recorded adjustments against revenues of Bs. 4,197 and Bs. 30,239, respectively, in regard to the initial present value of an estimated portion of these accounts receivable, due to the projected delay in payments from Government entities, included as a reduction of accounts receivable from Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded as an expense.

During 2007 and 2006, payments received from Venezuelan Government entities have been in cash, and therefore, the Company’s management believes all amounts from Government entities will be collected in cash.

12.	Accounts Receivable, Net

The Company’s accounts receivable, net as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Subscribers
Wireline telecommunications	856,368	573,806
Wireless telecommunications	122,067	93,551
Other telecommunications services	259,984	135,521
International carriers, net	171,155	66,023
Phone card and prepaid card distributors	60,502	41,081
Other	13,491	15,403

	1,483,567	925,385
Less: Provision for doubtful accounts	(74,534)	(64,796)

	1,409,033	860,589

Unbilled revenues of Bs. 129,018 and Bs. 118,787 are included in accounts receivable as of September 30, 2007 and 2006, respectively (Note 3 (n) - Summary of significant accounting principles and policies - Revenue recognition).

Reconciliation of changes generated during the nine months ended September 30, 2007 and 2006 of the provision for doubtful accounts is as follows:

	2007	2006
Balance at beginning of the period	62,617	70,577
Provision for uncollectible	63,936	47,194
Write-off	(52,019)	(52,975)

Balance at the end of the period	74,534	64,796

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

13.	Cash and Temporary Investments

The composition of cash and temporary investments balances as of September 30, 2007 and 2006 is as follows:

	2006	2005
Cash and banks	361,044	201,998
Temporary investments	627,123	1,297,184

	988,167	1,499,182

14.	Stockholders’ Equity

a) Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 15 - Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

According to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On March 30, 2007, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 922.07 per share to be paid on April 18, 2007 to stockholders of record at April 12, 2007.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On November 27, 2006, an Extraordinary Stockholders’ Meeting declared a cash dividend of Bs. 307.14 per share to be paid on December 13, 2006 to stockholders of record at December 6, 2006.

On March 31, 2006, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

b) Capital stock

Company capital stock, all issued and fully paid, is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at September 30, 2007 and 2006, as shown below:

		Number of shares
Stockholders	Class	2007	2006
GTE Venholdings B.V.	A	—	196,401,427
Telefónica Venezuela Holding B.V.	A	—	54,410,144
Banco Mercantil, C.A.	A	—	367,139
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,899,999	51,899,999
Ministerio del Poder Popular para la Infraestructura	B	1	1
Workers’ trusts and employees	C	41,571,866	38,986,318
Ministerio del Poder Popular para las Telecomunicaciones y la Informática	D	626,752,956	—
GTE Venholdings B.V.	D	—	28,009,177
Public stockholders	D	64,096,355	405,760,578

		784,321,177	775,834,783
Workers’ benefit fund	C	2,819,672	11,306,066

		787,140,849	787,140,849

The Company’s capital stock of Bs. 2,151,299 is composed by Bs 29,047 of nominal or historical capital stock and Bs 2,122,252 of accumulated adjustment for inflation until December 31, 2003 (Note 3 (c) - Summary of significant accounting practices and policies - Adjustment for inflation).

All shares have the same rights for liquidation and/or dividend distribution.

Class “A” shares could only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares. As of September 30, 2007, there are no holders of Class “A” shares, since they were sold to the Government during the tender offers of acquisition of capital stock of CANTV started on April 9, 2007.

Class “B” shares may only be held by the Government and/or other entities related to the Government. The transfer of Class “B” shares to any non-public individual or entity will cause

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments in certain matters.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. In the case that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and the alternate. In the case that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV, since it is considered as a national strategic company. On February 12, 2007, the Government entered into a memorandum of understanding with Verizon Communications Inc. and its affiliate GTE Venholdings B.V. (GTE Venholdings) to acquire Verizon’s equity interest in CANTV, through its affiliates.

On April 9, 2007, the Government commenced concurrent tender offers in Venezuela and the United States of America to acquire all CANTV’s common shares or ADSs in circulation at a price of U.S.$2.12 per share (equivalent to Bs. 4,560.43 per share calculated at the bolivar exchange rate at the closing date) and U.S.$14.85 per ADS, ending on May 8, 2007.

On May 16, 2007, the Government announced that had acquired during the tender offers, through the Ministry of the Popular Power for Telecommunications and Information Technology, during the tender offer in the United States, 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares), and 197,949,721 common shares during the tender offer in Venezuela. The tendered common shares and ADSs include all common shares and ADSs held by Verizon, through its subsidiaries, and other Class “A” shareholders.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Class “D” shares are traded on the Caracas Stock Exchange, and were traded on the New York Stock Exchange in the form of American Depositary Shares (ADS), each representing seven Class “D” shares.

On May 11, 2007, the New York Stock Exchange informed CANTV that it suspended its ADS immediately from trading on the exchange, indicating that it was of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the Offers by the Government.

On June 18, 2006, the New York Stock Exchange filed in the Securities and Exchange Commission (SEC) the notification of the suspension of trading of CANTV’s ADSs and the withdrawal of CANTV from that stock exchange, effective June 28, 2007.

CANTV will be required to continue to comply with its reporting obligations with the SEC until it deregisters from the SEC. At the date of this report, CANTV has not completed the requirements to deregister from the SEC.

c) Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of September 30, 2007, the trust maintains 2,819,672 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers, based on their market value. Shares may be granted at the Company’s discretion. During the nine months ended September 30, 2007 and 2006, the numbers of shares granted to employees were 9,864,984 and 301,555, respectively, and the related expense recognized was Bs. 30,882 and Bs. 1,010, respectively.

d) Stock option

In January 2003 the Board of Directors approved a stock option agreement, through which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs. 2,697.26 per share, exercisable totally or partially by the counterpart and expires in

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. In February 2007, this agreement was terminated by the counterpart and the option was not exercised. Therefore, as of September 30, 2007, there is no provision recorded. As of September 30, 2006, there was provision of Bs. 4,290 to cover the total difference calculated at that date (intrinsic value).

e) Legal reserve

The Company and each one of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

15.	Debt Obligations

Debt obligations as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Bank loans in Japanese yen at a fixed annual rate of 5.8%, maturing in 2009	30,253	49,265
IFC loans in U.S. dollars at six-month LIBOR interest rates plus a financial margin of 2%, maturing in 2007	—	14,109

Total debt obligations	30,253	63,374
Less: Current portion	(20,169)	(33,815)

Total long-term debt	10,084	29,559

In February 1990, the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of September 30, 2007, the outstanding balance is ¥1,622.8 million.

In 1997 Movilnet signed an agreement with the International Finance Corporation (IFC) for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. The final installment of this loan was paid in July 2007.

As of September 30, 2007, estimated debt payments are: Bs. 20,169 in 2008 and Bs. 10,084 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of September 30, 2007.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

16.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of September 30, 2007 and 2006, the Company has trusts funds related to this plan amounting to a fair value of Bs. 910,649 (includes US$353.7 million) and Bs. 771,539 (includes US$307.7 million), respectively, to cover plan benefits for eligible employees. Plan assets denominated in foreign currency are converted to bolivars using the official exchange rates.

Unrecognized net actuarial losses are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

Reconciliation of the changes generated during the nine months ended September 30, 2007 and 2006 in the accrued pension plan obligations is as follows:

	2007	2006
Pension liability at beginning of period	575,052	684,844
Expenses for the period	184,317	120,019
Payments and contributions during the period	(78,417)	(55,810)

Net pension plan liability at end of period	680,952	749,053

Assumptions used to calculate the projected benefit obligations are shown below:

	2007%	2006%
Discount rate	6.51	6.49
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	100.00

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

b) Pension litigation and Court Ruling

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the Social Chamber of the Supreme Court) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

de Venezuela (AJUPTEL-Caracas) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsels, considered that moment that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters, the Company estimated for year end 2004 a provision to cover the potential additional liability. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs. 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision required CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage should be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees.

During the year ended December 31, 2005, CANTV, based on the interpretation of the new ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, recorded an additional expense and raised to Bs. 764,553 its accumulated provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability, which was estimated based on actuarial calculations including the retroactive payments and the projected benefit obligation, and incorporating the new assumption related to the minimum urban wage increase as a percentage of projected future inflation.

The execution of the Social Chamber of the Supreme Court’s ruling is being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas, (the Execution Court) (the Fifth Court of First Instance of Substantiation, Mediation and Execution of the Metropolitan Area of Caracas), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amount payable by CANTV to each retiree pursuant to the Social Chamber of the Supreme Court’s ruling. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Pursuant to the Social Chamber of the Supreme Court’s ruling, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. However, in accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pension that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the minimum urban wage.

On December 13, 2006, the final determination of the actual amounts due and payments to retirees was concluded delivering the calculations of two new independent experts as ordered by the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the minimum wage pursuant to the Execution Court’s decision. The final determination of retroactive payments resulted in an additional Bs. 23,043 pension obligation expense and liability. However, CANTV appealed the decision expressing disagreement with the expert’s methodology and benefits calculation, mainly in those cases in which pension adjustments would result in payments in excess of the minimum wage. In 2006, CANTV created a trust funded with Bs. 153,859 in order to cover the retroactive obligation as a result of the Supreme Court ruling.

On April 16, 2007, the Juzgado Segundo Superior del Trabajo del Área Metropolitana de Caracas (Second Superior Labor Court of the Metropolitan Area of Caracas) announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court.

On July 13, 2007, CANTV announced that it agreed to accept the decision issued on December 13, 2006 by the Juzgado Trigésimo Séptimo de Primera Instancia de Sustanciación, Mediación y Ejecución del Trabajo del Circuito Judicial del Área Metropolitana de Caracas (the Thirty Seventh Court of First Instance of Substantiation, Mediation and Execution of the Metropolitan Area of Caracas), which was confirmed on April 16, 2007 by the Tribunal Segundo Superior para el Régimen Procesal Transitorio Judicial del Trabajo del Área Metropolitana de Caracas (the Second Court for the Transitory Procedural Regime of the Metropolitan Area of Caracas).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In order to formalize this commitment, CANTV will make agreements with the several associations and groups of retirees, which will cover the retirees indicated in the decision and those who decide to adhere to this agreement. In addition, CANTV has committed to accept the final decision to be issued by the Social Chamber of the Supreme Court, in respect to the resources presented against the decision issued by the Second Court for the Transitory Procedural Regime of the Metropolitan Area of Caracas. In the case that these resources would be declared admissible and the amount insufficient to pay the amounts indicated in the payment receipts issued and signed by the retirees, the Company will pay any difference resulting in favor of all retirees.

In September 2007, the Venezuelan Attorney General recommended that retirees should sign a Master Agreement in a Trade Board at the Supreme Court of Justice, so any difference or calculation error can be resolved, as well as any other difference regarding any concepts to be recognized. On October 10, 2007 CANTV and its retirees started the meetings at the Supreme Court of Justice for the signing of the Master Agreement and the installation of the Trade Board.

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

Reconciliation of changes generated during the nine months ended September 30, 2007 and 2006 in the net liability recognized is as follows:

	2007	2006
Accrued post-retirement benefit obligations at the beginning of the period	1,018,786	893,854
Expense of the period	241,067	146,981
Payments made during the period	(63,103)	(50,516)

Accrued post-retirement benefit obligations at the end of the period	1,196,750	990,319

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2007%	2006%
Discount rate	6.49	6.52
Projected medical cost increase	2.00	2.00

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

Actuarial assumptions are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005, the long-term actuarial assumptions were reviewed, and based on this the only change made was on the projected inflation. As a result of the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Supreme Court ruling described in section (b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

At the end of 2006, the actuarial assumptions were revised. Based on additional analysis performed by management, the mortality table changed from 1951 Annuity Mortality Table to UP94 Mortality Table (projected to 2000), which is a better match to CANTV’s mortality experience in recent years. Additionally the projected inflation rates were updated according to the current economics expectation in the country. The effects of these changes in estimates were accounted as accumulated actuarial losses.

17.	Other Current Liabilities

Other current liabilities as of September 30, 2007 and 2006 were comprised of the following:

	2007	2006
Concession tax (Note 4 - Concessions and regulation - Concession agreement)	104,679	83,095
Subscriber reimbursable deposits	39,348	38,064
Advances received from the Universal Service Fund	13,587	26,814
Accrued liabilities	114,375	109,829
Municipal and other taxes	2,783	16,887
Interest payable	1,937	2,949
Other	15,763	10,052

	292,472	287,690

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. In 2006, based on management analysis and in accordance with the Venezuelan Telecommunications Law, Bs. 43,083 was recognized as income related to subscriber deposits of customers who lost the refund rights due to a default in compliance of their contract terms.

Advances received from the Universal Service Fund relate to funds received from CONATEL for the installation, operation, administration and maintenance of telecommunications infrastructure for the two projects assigned to CANTV according to the agreements subscribed with CONATEL (Note 4 (d) - Concessions and regulation - Regulation - Universal Service Fund).

Accrued liabilities mainly include employee’s withholding and employer’s contributions payable according to labor regulations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

18.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years.

Pursuant to the Partial Amendment to the Income Tax Law effective October 22, 1999, tax credits for new investments in property, plant and equipment were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004.

On December 28, 2001, the Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes). Accordingly, the Company stopped recording investment tax credits since January 1, 2005.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. Accordingly, the Company’s management prepared substitute tax returns for fiscal year 2005, which resulted in Bs. 91,205 in tax credits, which reduced the 2006 income tax expense. As of September 30, 2007, the Company did not have any carry-forward tax credits available to be compensated in future periods.

On September 25, 2006, the Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of 10% investment tax credits on telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of September 30, 2007, the Company did not have tax losses to be carried forward in future years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The (provision) benefit for income taxes for the nine months ended September 30, 2007 and 2006 is as follows:

	2007	2006
Current	(241,411)	(101,641)
Deferred	224,032	143,427

(Provision) benefit, net	(17,379)	41,786

The current income tax expense is based on the management’s best estimate of the annual average tax rate for the year 2007, which on average is 24.5%.

The components of deferred income tax asset as of September 30, 2007 and 2006 are as follows:

	2007	2006
Provision for uncollectible	25,345	22,193
Provision for inventories’ obsolescence and net realizable value	44,424	33,415
Concession and municipal taxes	40,127	34,261
Pension and other post-retirement benefit obligations	638,419	533,496
Accruals not deductible until paid	62,947	21,797
Differences in tax vs. book value of non monetary assets originated mainly due to inflation adjustment for tax purposes	528,946	277,341
Provision for litigation	51,516	51,155

Total deferred tax asset	1,391,724	973,658

Tax dividend

Dividends declared by Venezuelan companies, generated by net income in excess of the taxable net income determined in conformity to the Income Tax Law, will be subject to a tax dividend at the moment of payment. These dividends will be subject to a proportional tax rate of 34%. This tax is subject to a total withholding at the moment of payment. Stock dividends will be subject to an advance income tax of 1% over the total amount of the dividend declared, which will be credited to the proportional income tax to be paid in the final tax return.

Value added tax

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The value added tax rate is set annually through the Venezuelan Budget Law and as of September 30, 2007 the applicable rate is 9% (14% from October 2005 until February 2007, and 11% from February 2007 until July 2007). The Value Added Tax Law also introduced effective September 2002, an additional 10% tax on defined luxury goods and services.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the nine months ended September 30, 2006, the Company incurred bank debit tax expense of Bs. 2,427. On February 8, 2006, the Law repealing this tax was published in the Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

Municipal tax on telecommunications services

In accordance with the Municipal Power Organic Law, which became effective on January 1, 2006, a tax is established based on gross revenues effectively earned in the tax period for telecommunications activities in the municipality. This tax is different to the taxes established on the Telecommunications Law.

The applicable rate for telecommunications activities could not exceed 1% until the Telecommunications Law establishes another rate. The telecommunications companies should adapt the information systems to provide billing information for each municipality.

For the nine months ended September 30, 2007 and 2006, the Company has incurred Bs. 59,424 and Bs. 43,946, respectively, in municipal tax on telecommunications services included in the accompanying interim consolidated statement of operations is presented as concession and other taxes.

19.	Transactions with Related Parties

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (Note 11 - Accounts receivable from Venezuelan Government entities).

On May 21, 2007, the Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, took operating control of the Company, after acquiring the majority of CANTV’s outstanding common shares (Note 14 (b) - Stockholders’ Equity - Capital stock).

Previously, in the normal course of business, the Company enters into transactions with certain of its previous stockholders and their respective affiliates. Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

international telephone traffic with these affiliates. Transactions for technical and administrative assistance relate to consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others. Also included are salaries, pension, retirement benefits and other benefits for certain executives.

20.	Commitments and Contingencies

The Company has the following commitments and contingencies:

a) Capital expenditures

The Company’s payment commitments as of September 30, 2007 in respect of capital expenditures amount to approximately US$213 million.

b) Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

The Company’s operating leases expense was Bs. 42,384 and Bs. 31,674 for the nine months ended September 30, 2007 and 2006, respectively.

c) Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court of Contentious Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court of Contentious Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision for Caveguías.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, the Arbitration Court convened to hear the case. In September 2004 this Arbitration Center found in favor of the commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. During October 2005 this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257,000. This case was sent to the Supreme Court which ruled against the demanding party, due to the existence of an arbitration agreement. On October 24, 2006, this commercial party issued a new lawsuit before the Caracas Arbitration Center of the Commercial Chamber for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 38,000. On February 28, 2007 Movilnet responded to the lawsuit. In the opinion of the Company’s management and its legal counsel, this second lawsuit issued by the commercial party is groundless.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 for CANTV, Bs. 92,866 for Movilnet and Bs. 667 for CANTV.Net. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities. Beginning the fiscal year 2007, CANTV, Movilnet and CANTV.Net, changed the opinion in which considered that uncollectible write-offs and discounts granted to customers should be deducted from the tax base for computation of telecommunications taxes. In this respect, beginning January 1, 2007, CANTV, Movilnet and CANTV.Net calculate the tax base for telecommunication taxes including these concepts.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21,551 related to revision of the value added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 related to revision of the value added tax paid by CANTV for the periods between January 2003 and July 2005. The objection presented by SENIAT the tax assessments were based on the lack of verification of tax credits. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In November 2006 and December 2006, the Company presented an administrative appeal to the tax assessments of CANTV and CANTV.Net, respectively. On September 12, 2007, CANTV.Net received the final resolution in respect of the Administrative Summary, which confirmed the tax assessment for Bs. 940 and revoked Bs. 2,497. On October 17, 2007, CANTV.Net presented the administrative appeal to the tax assessments regarding this resolution and is awaiting a formal response from SENIAT.

In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6,920 resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV for the periods from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Beginning the fiscal year 2007, CANTV, changed the opinion in which considered that uncollectible write-offs and discounts granted to customers should be deducted from the tax base for computation of telecommunications taxes. In this respect, beginning January 1, 2007, CANTV calculates the tax base for telecommunication taxes including these concepts.

The Company has recorded the necessary provisions to cover each one of these assessments based on the likelihood of occurrence of them.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 540,036 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Management believes that most of these cases and others will be resolved through negotiation and mediation processes, and that the total provision set aside of Bs. 190,431 is reasonable as of September 30, 2007 to cover the contingencies considered probable. However, the timing for the utilization of this provision has not been determined.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of changes generated during the nine months ended September 30, 2007 and 2006 of the provision for litigation is as follows:

	2007	2006
Balance at beginning of the period	170,254	134,513
Expense of the period	31,902	20,369
Write-offs and/or payments	(11,725)	(7,141)

Balance at end of the period	190,431	147,741

At the Regular Stockholders’ Meeting held on March 30, 2007, BANDES, indicated that it considered insufficient of the provisions recorded for assessments issued by SENIAT regarding income tax and CONATEL regarding telecommunication taxes. The Company’s management does not have details or additional information regarding this statement in order to evaluate its implications.

d) Concessions mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of September 30, 2007, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. As of September 30, 2007, the Company has complied with most of the targets established in this Administrative Ruling and has action plans to reach the remaining targets.

e) Other regulations

Since 2004, there have been a number of new laws and related rules issued in Venezuela (Law of Prevention, Conditions and Work Environment; Housing Law; Employment Law; Science, Technology and Innovation Law; Law Against Illicit Traffic of Drugs; Reform of the Labor Law Rules; among others), creating a potential impact on the Company’s financial statements. The Company’s management and its internal and external legal counsels are evaluating and analyzing such laws in order to ensure their appropriate application and to record the necessary provisions.

On May 21, 2007, the Government took operating control of the Company, after acquiring 86.2% of the outstanding common shares of Company (Note 14 (b) - Stockholders’

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Equity - Capital stock). Beginning that date, the Company is subject to legal dispositions applicable to decentralized State entities, such as: Public Administration Law, Financial Administration of the Public Sector Law, Planning Organic Law, General Controller and National System of Tax Control and related regulations, Anti-Corruption Law, Tender Law, among others.

21.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services, which are provided by the same group of assets to substantially the same group of customers. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

Segment results for the nine months ended September 30, 2007 and 2006, and assets and liabilities as of September 30, 2007 and 2006, are shown below:

	2007	2006
Wireline services
Operating revenues
Local services	711,481	678,010
Domestic long distance	231,519	212,474

Local and domestic long distance	943,000	890,484
International long distance	123,010	97,486
Net settlements	(12,309)	(4,940)

Total international long distance	110,701	92,546
Fixed to mobile outgoing calls	762,270	664,312
Interconnection incoming	103,845	94,533
Data transmission	1,572,903	1,127,806
Other wireline-related services	414,355	312,587

Total operating revenue	3,907,074	3,182,268

Intersegment operating revenue	(887,429)	(631,055)

Segment operating income	614,278	377,646

Depreciation and amortization	419,108	439,866

Acquisition of information systems and property, plant and equipment	528,720	265,007

Assets at the end of the period	7,546,998	6,933,330

Pension and other post-retirement benefit obligations at the end of the period	1,877,702	1,739,372

Liabilities at the end of the period	4,446,575	3,937,814

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	2007	2006
Wireless services
Operating revenues
Access	163,903	122,664
Airtime	1,213,862	931,826
Interconnection	602,484	530,452
Special services	716,481	483,054
Equipment sales	483,510	353,429
Other	161,912	92,286

Total operating income	3,342,152	2,513,711

Intersegment operating revenue	(375,985)	(315,832)

Segment operating income	227,182	264,620

Depreciation and amortization	291,920	200,250

Acquisition of information systems and property, plant and equipment	486,528	468,311

Assets at the end of the period	4,209,345	3,523,170

Liabilities at the end of the period	3,205,676	2,776,996

The reconciliation of segment operating revenues, operating income, assets and liabilities to the interim consolidated financial statements as of September 30, 2007 and 2006 are shown below:

Reconciliation of operating revenues:

	2007	2006
Reported segments	7,249,226	5,695,979
Other telecommunications-related services	34,383	27,361
Elimination of intersegment operating revenues	(1,265,004)	(947,892)

Total operating revenues	6,018,605	4,775,448

Reconciliation of operating income:

	2007	2006
Reported segments	841,460	642,266
Other telecommunications-related services	9,466	5,065

Total operating income	850,926	647,331

Reconciliation of assets:

	2007	2006
Reported segments	11,756,343	10,456,500
Elimination of assets	(2,492,669)	(2,316,809)
Other telecommunications-related services	158,725	195,435

Total assets at the end of the period	9,422,399	8,335,126

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of liabilities:

	2007	2006
Reported segments	7,652,251	6,714,810
Elimination of liabilities	(2,492,669)	(2,316,809)
Other telecommunications-related services	87,007	68,430

Total liabilities at the end of the period	5,246,589	4,466,431

22.	Exchange Controls

By means of an agreement between the Government and the Central Bank of Venezuela, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs. 1,596/US$1 for purchase and Bs. 1,600/US$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the Central Bank of Venezuela and the Venezuelan Government establish regulations for these transactions.

Additionally, the Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in the Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was US$212 million and US$52 million, respectively.

On February 9, 2004, the Government, together with the Central Bank of Venezuela, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/US$1 for purchase and Bs. 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2005, the Venezuelan Government and the Central Bank of Venezuela, established new exchange rates effective as of that date of Bs. 2,144.60/US$1 for purchase and Bs. 2,150/US$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

On May 21, 2007, the Government took operating control of the Company, after acquiring 86.2% of CANTV’s outstanding common shares (Note 14 (b) - Stockholders’ Equity - Capital stock). Beginning on that date, the Company is subject to the regulations established on the Rulings No. 44 and No. 46 published in the Official Gazette No 37,788 dated September 18, 2003, which establishes the requisites, controls and procedures for the acquisition of foreign currency for public sector purposes.

As of September 30, 2007, the Company had applied to CADIVI for a total of US$3,963.9 million since the implementation of the current exchange controls regime. As of September 30, 2007, CADIVI has approved US$3,949.7 million, of which US$3,488.8 million have been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Interim Consolidated Financial Statements (Unaudited)

September 30, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of US$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than US$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the Central Bank of Venezuela. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento Interim Chief Financial Officer

Date: November 19, 2007